Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

FNB Corp.

We consent to incorporation by reference in the registration statement on Form S-4 of FNB Corp. of our report dated March 12, 2004, with respect to the consolidated balance sheets of FNB Corp. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2004 annual report on Form 10-K of FNB Corp, and to the reference to our firm under the heading “Experts” in the Registration Statement.

KPMG LLP

August 16, 2005

Greenville, South Carolina